October 6, 2005

VIA FACSIMILE AND EDGAR

Peggy A. Fisher
Mary Beth Breslin
Donald C. Hunt
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        On October 5, 2005, our client Affymetrix, Inc. (the "Company"), filed Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-126718 (the "Registration Statement"), registering the issuance of 2,889,954 shares of the Company's Common Stock in connection with the Company's acquisition of ParAllele BioScience, Inc. ("ParAllele").

        In connection therewith and as previously discussed with the Staff, on behalf of the Company we hereby request effectiveness of the Registration Statement as of 4:30 p.m. on October 7, 2005.

        The Company acknowledges that:

    •
    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to the undersigned at (650) 752-2014.

Very truly yours,
/s/ MISCHA TRAVERS Mischa Travers
cc:
Barbara Caulfield
Mark Solakian
 Affymetrix, Inc.

Michael Ringler
Jason Sebring
 Wilson Sonsini Goodrich & Rosati, Professional Corporation